Filed by Putnam California Investment Grade Municipal Trust

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Putnam California Investment Grade Municipal Trust

Commission File No. 811-07276

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

     Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
_______________

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
(Name of Subject Company)

_______________

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, WITHOUT PAR VALUE
(Title of Class of Securities)

746446103 (CUSIP Number of Class of Securities) _______________

Charles E. Porter
Executive Vice President

Putnam California Investment Grade Municipal Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person Filing Statement)

WITH A COPY TO: John W. Gerstmayr, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     The name of the subject company is Putnam California Investment Grade Municipal Trust, a Massachusetts business trust (the “Fund”). The address of its principal executive offices is One Post Office Square, Boston, Massachusetts 02109. The telephone number at its principal executive offices is (617) 292-1000.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this “Statement”) relates is the common shares of beneficial interest without par value of the Fund (the “Common Shares”). As of January 31, 2007, there were 4,517,546 shares of Common Shares outstanding.

Item 2. Identity and Background of Filing Person.

     The filing person is the subject company. The Fund’s name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the offer by the Mildred B. Horejsi Trust (the “MBH Trust”), which, according to the Schedule TO filed by it on January 22, 2007 (the “Schedule TO”), is an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law, to purchase up to 100% of the issued and outstanding common shares for $14.16, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). The Schedule TO and Offer to Purchase refer to "shares of common stock." For purposes of this Statement only, the Fund assumes that the Offer relates to the Fund's Common Shares. The Fund notes that it has no outstanding securities with the title "common stock."

     According to the Schedule TO, the business address of the Trust is c/o Badlands Trust Company, 3301 C Street, Suite 100, Anchorage, Alaska 99003, and the business telephone number of the MBH Trust is (605) 665-9401.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

     Except as described in this Statement or in the excerpts from the Fund’s proxy statement dated September 15, 2006 (the “2006 Proxy Statement”) filed as Exhibit (e)(1) to this Statement, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, trustees (the "Trustees") or affiliates or (2) the MBH Trust or its executive officers, trustees or affiliates. The excerpts from the 2006 Proxy Statement filed as Exhibit (e)(1) to this Statement are incorporated herein by this reference and include the information beginning on the following pages and with the following headings:

  Page 22: How large a stake do the Trustees and nominees have in the Putnam Family of funds?
  Page 30: What are the Trustees paid for their services?
  Page 80: Fund Information. Putnam Investments.

• Page 81: Fund Information. Putnam Fiduciary Trust Company.

Agreements between the Fund and its Affiliates.

     Putnam Investment Management, LLC ("Putnam Management") acts as the Fund's investment manager and administrator. The following is a description of agreements between the Fund and Putnam Management and its affiliates:

  Management Contract: Dated January 1, 2006, the Management Contract generally provides that Putnam Management shall act as the investment adviser to the Fund and, as such, shall (i) furnish continuously an investment program for the Fund, (ii) determine what investments shall be purchased, held, sold or exchanged by the Fund, (iii) determine what portion, if any, of the assets of the Fund shall be held uninvested, (iv) make changes in the Fund's investments, and (v) manage, supervise and conduct the other affairs and business of the Fund and matters incidental thereto, subject to the control of the Trustees of the Fund. Putnam Management is paid for management and investment advisory services quarterly based on the average net assets of the Fund. Such fee is based on the lesser of (i) an annual rate of 0.55% of the average weekly net assets of the Fund attributable to common and preferred shares outstanding or (ii) the following annual rates expressed as a percentage of the Fund’s average weekly net assets attributable to common and preferred shares outstanding: 0.65% of the first $500 million and 0.55% of the next $500 million, with additional breakpoints at higher asset levels. If dividends payable on preferred shares during any dividend payment period plus any expenses attributable to preferred shares for that period exceed the Fund’s gross income attributable to the proceeds of the preferred shares during that period, then the fee payable to Putnam Management for that period will be reduced by the amount of the excess (but not more than the effective management fee rate under the contract multiplied by the liquidation preference of the remarketed preferred shares outstanding during the period). The Management Contract provides that it will remain in effect for successive one-year periods provided it is approved annually by the affirmative vote of (1) a majority of the outstanding shares of the Fund or a majority of the Trustees of the Fund and (2) a majority of the Trustees who are not interested persons of the Fund or Putnam Management, and is not earlier terminated by the Fund or Putnam Management. This summary description of the Management Contract does not purport to be complete and is qualified in its entirety by reference to the Management Contract, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

  Custodian Agreement: Under a Custodian Agreement dated February 10, 2006, Putnam Fiduciary Trust Company ("PFTC") is the custodian of the Fund’s assets. In carrying out its duties under its custodian contract, PFTC may employ one or more subcustodians whose responsibilities include safeguarding and controlling the Fund’s cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Fund’s investments. PFTC and any subcustodians employed by it have a lien on the securities of the Fund (to the extent permitted by the Fund’s investment restrictions) to secure charges and any advances made by such subcustodians at the end of any day for the purpose of paying for securities purchased by the Fund. The Fund expects that such advances will exist only in unusual circumstances. Neither PFTC nor any subcustodian determines the investment policies of the Fund or decides which securities the Fund will buy or sell. PFTC pays the fees and other charges of any subcustodians employed by it. The Fund pays PFTC an annual fee based on the Fund’s assets, securities transactions and securities holdings and reimburses

  PFTC for certain out-of-pocket expenses incurred by it or any subcustodian employed by it in performing custodial services. The Fund may from time to time pay custodial or investor servicing agent expenses in full or in part through the placement by Putnam Management of the Fund’s portfolio transactions with the subcustodians or with a third party broker having an agreement with the subcustodians. For the fiscal year ended April 30, 2006, the Fund incurred custodian fees of $41,090.

  Effective January 1, 2007, the Fund retained State Street Bank and Trust Company ("  State Street"), as its custodian to replace PFTC. PFTC is managing the transfer of the Fund’s assets to State Street, which is expected to be completed during the first half of 2007. PFTC will remain custodian with respect to Fund assets until the assets are transferred. In addition to the fees the Fund pays to PFTC for providing custodial services, the Fund will make additional payments to PFTC in 2007 for managing the transition of custodial services from PFTC to State Street and for providing oversight services, though the terms of the transition services are not yet finalized.

  This summary description of the Custodian Agreement with PFTC does not purport to be   complete and is qualified in its entirety by reference to the Custodian Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

  Investor Servicing Agreement: Dated July 1, 1991, the Investor Servicing Agreement provides that PFTC will act as the Fund's Investor Servicing Agent. As Investor Servicing Agent, PFTC performs all functions and duties which the Fund reasonably determines are necessary or desirable in connection with the establishment, maintenance and recording of the Fund's shareholder accounts and conducts the Fund's relations with shareholders with respect to their accounts. In furtherance of its duties, PFTC acts as transfer agent, registrar and distribution disbursing agent for the Fund and acts as agent for the Fund in connection with the administration of any dividend reinvestment and/or cash share purchase plans from time to time made available to Fund shareholders. As compensation for its services, PFTC is paid a monthly fee at an annual rate of 0.05% of the Fund's average net assets. The Investor Servicing Agreement has no termination date, but is terminable by the Fund or PFTC at any time with ninety days notice to PFTC and by PFTC with six months notice to the Fund. This summary description of the Investor Servicing Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Servicing Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/ Recommendation.

     The Contract Committee (the "Contract Committee") of the Board of Trustees (the "Board") of the Fund, which is comprised solely of Trustees who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940 ("Independent Trustees"), at meetings held on January 30, 2007 and January 31, 2007, evaluated and assessed the terms of the Offer in consultation with "independent legal counsel" (as defined in Rule 0-1(a)(6) under the Investment Company Act of 1940) to the Independent Trustees.

     After careful consideration, including a review of the terms and conditions of the Offer with counsel, the Contract Committee, by unanimous vote of those members present, determined that the Offer was not in the best interests of shareholders and, therefore, recommended to the Board that the Board recommend that the Fund's shareholders reject the Offer and not tender their shares to the MBH Trust. At a meeting held on February 5, 2007, the Board met to receive the recommendation of the Contract Committee and to consider and discuss the Offer. At that meeting, the Board, by unanimous vote of those Trustees present, determined to recommend that the Fund’s shareholders reject the Offer and not tender their shares to the MBH Trust.

     A letter to the Company’s shareholders and a press release communicating the recommendation of the Board are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by this reference.

(b) Reasons

     At meetings of the Contract Committee and the Board held on December 14, 2006, Putnam Management presented a preliminary recommendation for the merger of the Fund into the Putnam California Tax Exempt Income Fund (the "Merger"). At that time, the Contract Committee and the Board discussed the preliminary recommendation and requested that Putnam Management develop a detailed plan of merger for consideration by the Contract Committee and the Board at future meetings.

     On January 30 and 31, 2007, the Contract Committee evaluated the proposed Merger. The Contract Committee considered the likelihood that the Fund would be able to continue to operate in its present form in light of the small asset size of the Fund, the persistence of the discount to net asset value at which the Fund's common shares have traded, changes in the Fund's shareholder base over time, and requests from Fund shareholders for enhanced liquidity. The Contract Committee reviewed the terms and conditions of the proposed Merger, and the expected costs and benefits of various possible alternatives to the Merger, including both the Offer and liquidation of the Fund. After careful consideration, the Contract Committee, by unanimous vote of those members present, determined that the Merger was in the best interests of shareholders and, therefore, recommended that the Board approve the proposed Merger. At a meeting held on February 5, 2007, the Board met to receive the recommendation of the Contract Committee and to consider and discuss the Merger. At that meeting, the Board, by unanimous vote of those Trustees present, determined to approve, and to recommend that the Fund’s shareholders approve, the Merger.

     On January 22, 2007, the MBH Trust announced it had commenced the Offer in materials filed with the Securities and Exchange Commission under cover of Schedule TO. At the meetings held on January 30 and 31, 2007, the Contract Committee met to discuss the Offer. At those meetings, the Board’s independent legal counsel made presentations regarding legal matters pertaining to the Offer and the Fund’s potential responses, including an overview of public filing and other obligations under applicable securities laws.

     After careful consideration, including consultation with legal advisors, the Contract Committee, by unanimous vote of those Trustees present, concluded that (1) the proposed Merger represents a financially favorable alternative to the Offer, (2) the planned change in investment focus contemplated by the MBH Trust is contrary to the expectations of most of the

Fund's shareholders, (3) the Offer is, by its nature, coercive, and (4) the conditions in the Offer raise substantial doubt regarding the MBH Trust’s obligation to consummate the Offer. The Contract Committee, by unanimous vote of those Trustees present, consequently determined that the Offer was not in the best interests of the Fund's shareholders and recommended to the Board that the Board recommend that the Fund's shareholders reject the Offer and not tender their shares to the MBH Trust. At a meeting held on February 5, 2007, the Board met to receive the recommendation of the Contract Committee and to consider and discuss the Offer. At that meeting, the Board, by unanimous vote of those Trustees present, determined to recommend that the Fund’s shareholders reject the Offer and not tender their shares to the MBH Trust. The Board also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board's recommendation that the shareholders of the Fund reject the Offer.

     In reaching the conclusions and in making the recommendations described above, the Board and the Contract Committee consulted with independent legal counsel, and took into account numerous factors, including but not limited to the following:

  The Offer represents a financially less favorable alternative to the proposed Merger because (1) the Offer is at a price below the Fund's current net asset value per share, (2) the Merger is expected to provide Fund shareholders with redeemable securities with a market value equal to net asset value at the time of the Merger, and (3) the Merger is not expected to result in immediate tax consequences for Fund shareholders, whereas a sale into the Offer generally would be a taxable event.

  The Offer represents a threat to shareholders because the Offer and the plans announced for the Fund by the MBH Trust are designed to coerce shareholders to tender into the Offer on disadvantageous terms. The Offer is coercive because the MBH Trust intends, if the Offer is successful, to radically change the Fund's investment strategy, so that it would no longer invest primarily in California tax exempt investment grade securities. The Board believes that most current Fund shareholders invested in the Fund based on its particular investment focus, and that abandoning that focus, particularly without any clear information as to the investments the Fund would make in the event the Offer were successful, would not be in the best interests of such shareholders. Such an offer is coercive because it creates an economic incentive to tender to avoid (1) becoming a minority shareholder in a company with a controlling shareholder and (2) facing a radical change in the Fund's investment polices and objectives. If the Merger is completed, following the Merger, Fund shareholders who wish to redeem their shares of Putnam California Tax Exempt Income Fund would be able to do so, shortly after the Merger, at the net asset value of shares at the time of redemption (shares of Putnam California Tax Exempt Income Fund redeemed within 7 days of the Merger would be subject to a redemption fee of 1% of amounts redeemed).

  The Offer is excessively conditional. The Offer is subject to numerous conditions. These conditions are broadly drafted, and some of the more important conditions allow the MBH Trust, in its "sole judgment," to make subjective determinations as to the occurrence of circumstances that would enable it not to consummate the tender offer. The Offer's expansive material adverse change condition, for example, covers a threatened change in the Fund's prospects, which, in the MBH Trust's sole judgment, may have a material adverse effect on the Fund, the MBH Trust, or any of the MBH

  Trust's affiliates, or may have a material adverse effect on the value of the shares. Several other conditions are similarly expansive. In addition, the Offer to Purchase states that the MBH Trust has the right to declare a condition not satisfied even if the failure to be satisfied was caused by an action or inaction of the MBH Trust or its affiliates. The conditions, consequently, create substantial uncertainty as to whether the MBH Trust would be required to consummate the Offer. On top of the highly conditional nature of the Offer, the MBH Trust also has reserved the right to amend the Offer at any time, creating even more uncertainty.

  The Offer lacks a meaningful minimum tender condition. While the Question & Answer section of the Offer to Purchase implies the Offer is conditioned upon at least 25% of the outstanding shares being tendered, the Conditions to the Offer section states, "if the number of shares tendered is less than 25% of the outstanding shares, we may determine, based on our sole discretion, that the number of shares tendered as a result of this Offer are sufficient for us to meet our goals. . . ." Accordingly, it is unclear whether there is, in fact, a meaningful minimum number of shares that need to be tendered.
  The Schedule TO and the Offer to Purchase contain inadequate information to assess the financial viability of the Offer. While the MBH Trust states that the Offer is not subject to a financing condition, the MBH Trust has not provided adequate information to evaluate its ability to complete the Offer. No MBH Trust financial statements are included as part of the Schedule TO. The form of cash management agreement attached as an exhibit to the Schedule TO does not indicate that amount of money which the MBH Trust could borrow to finance the Offer. The second document, which the MBH Trust refers to as a "Revolving Credit Loan Agreement, Note, and Security Agreement" is unsigned and appears to be with an affiliate of the MBH Trust, and no financial information is provided for that entity.

  The $14.16 per share offer price represents a 4.4% discount to net asset value, based on the net asset value of Fund shares at the close of trading on February 2, 2007. Furthermore, the market for the Common Shares may become substantially less liquid if the MBH Trust completes the Offer, which may cause the Fund's Common Shares to trade at a greater discount to net asset value.

     The foregoing discussion of the information and factors considered by the Board and the Contract Committee is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board and the Contract Committee in reaching their respective conclusions and recommendations. The members of the Board and the Contract Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board and the Contract Committee considered, the members of the Board and the Contract Committee did not find it practicable to assign relative weights to the foregoing factors. The recommendations of the Board and Contract Committee were made after considering the totality of the information and factors involved. In addition, individual members of the Board or the Contract Committee may have given different weight to different factors.

In light of the factors described above, each of the Board and the Contract Committee has determined that the Offer was not in the best interests of the Fund's shareholders. Therefore, the Board recommends that shareholders of the Fund reject the Offer and not tender their shares into the Offer.

(c) Intent to Tender

To the best knowledge of the Fund, none of its trustees, executive officers, affiliates, or subsidiaries currently intends to tender Common Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

     The Fund has retained Georgeson, Inc. to assist it with communications with the Fund's shareholders regarding the Offer. The Fund has agreed to pay customary compensation for such services, estimated to be approximately $40,000, and to reimburse Georgeson, Inc. for its out-of-pocket expenses in connection with its engagement.

     The Fund has also agreed to indemnify Georgeson, Inc. against certain liabilities arising out of or in connection with its engagement.

     Except as noted in this Item 5, neither the Fund nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the shareholders of the Fund with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

     During the past 60 days, no transactions with respect to the Common Shares have been effected by the Fund or, to the Fund’s knowledge, by any of its executive officers, trustees, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except in connection with the proposed Merger described under Item 4 of the Statement and as described in this Item 7, the Fund has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Fund’s securities by the Fund, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Fund or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund. The Fund, however, reserves the right to develop and evaluate other alternatives to the Offer; accordingly, the Fund may undertake or engage in negotiations and actions which relate to the foregoing. In particular, depending on future developments, the Trustees may determine to liquidate the Fund, which, pursuant to the Fund’s Declaration of Trust, the Board may authorize without a shareholder vote. Also, the Board continually evaluates steps to reduce the discounts of closed-end funds, including implementing share repurchase programs. The Board has determined that disclosure with respect to the possible terms of any other transactions or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Board has instructed management not to disclose the possible terms of any other such transactions or proposals, or the parties thereto, unless and until any agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8. Additional Information.

     This Statement is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy in connection with the proposed Merger. The Fund expects to send its shareholders copies of a prospectus/proxy statement relating to the proposed Merger, which will contain important information about fees, expenses and risk considerations and should be read carefully, after materials have been filed with the Securities and Exchange Commission (the "SEC"). For more information regarding the funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed Merger once a registration statement relating to such Merger has been filed with the SEC and become effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC's website (http://www.sec.gov). Please note that the information contained at www.putnam.com does not constitute part of this Statement.

     The Fund announced on February 5, 2007, that in light of the Merger proposal, the current share repurchase program for the Fund, under which the Fund has been authorized to repurchase up to 10% of its outstanding shares (measured as of October 2005), and which was set to expire in October 2007, has been suspended indefinitely.

Item 9.	Material to be Filed as Exhibits.
Exhibit
No.	Description

(a)(1)	Letter to the shareholders of the Fund, dated February 5, 2007. Filed herewith.
(a)(2)	Press Release issued by the Fund on February 5, 2007. Filed herewith.
(a)(3)	Letter from Putnam Retail Management to financial intermediaries, dated
February 5, 2007. Filed herewith.
(e)(1)	Excerpts from the Proxy Statement of the Fund, dated September 15, 2006, filed with the Securities and Exchange Commission on Schedule 14A. Filed herewith.
(e)(2)	Management Contract, dated January 1, 2006, between the Fund and Putnam
Management. Filed herewith.
(e)(3)	Custodian Agreement, dated February 10, 2006, between the Fund and PFTC.
Filed herewith.
(e)(4)	Investor Servicing Agreement, dated July 1, 1991, between the Fund and PFTC.
Filed herewith.

                                                                                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST By: /s/ Jonathan S. Horwitz _______________________________ Name: Jonathan S. Horwitz Title: Senior Vice President

Dated: February 5, 2007